Exhibit 21

Concerto Software, Inc.

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
Concerto Software (Asia Pacific) Pte. Ltd.	Singapore
Concerto Software GmbH	Germany
Concerto Software (Canada) Inc.	Nova Scotia
Concerto Software (UK) Limited	England
Davox Sales Corporation	Barbados
Davox Belgium S.P.R.L.	Belgium
Davox International Holdings, Inc.	Massachusetts
Concerto Software Mexico, S. de R.L. de C.V.	Mexico
Davox Securities Corporation	Massachusetts
Davox do Brazil Ltda.	Sao Paulo
Concerto Software (Australia) Pty Limited	New South Wales
Davox Corporation Hong Kong Limited	Hong Kong
Concerto Software (Japan) Corporation (Branch)	Tokyo
Concerto Software (Japan) Corporation	Delaware
Concerto Software BV	Amsterdam
Concerto Software India Private Limited	New Delhi
CellIt, Inc.	Florida
Concerto Software Korea Limited	Korea

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